

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 9, 2023

Janesh Moorjani
Chief Financial Officer
Elastic N.V.
800 West El Camino Real, Suite 350
Mount View, CA 94040

>   **Re: Elastic N.V.**
>   **Form 10-K for the Fiscal Year ended April 30, 2022**
>   **Filed June 21, 2022**
>   **File No. 001-38675**

Dear Janesh Moorjani:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation